U.S. Securities and Exchange Commission
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:         Date Examination completed:
811-23977                                      January 31, 2026
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
BNY Mellon ETF Trust II

4. Address of principal executive office:(number,street,city,state,zip code) 240 Greenwich Street, New York, New York, 10286

                 Independent Accountant's Report

The Board of Trustees of
BNY Mellon ETF Trust II

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon ETF Trust II
(constituting BNY Mellon Core Plus ETF,
BNY Mellon Active Core Bond ETF,
BNY Mellon Municipal Short Duration ETF,
BNY Mellon Municipal Intermediate ETF,
BNY Mellon Municipal Opportunities ETF and
BNY Mellon Enhanced Dividend and Income ETF)
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of January 31, 2026.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA").
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
BNY Mellon ETF Trust II
and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the AICPA.

Included among our procedures were the
following tests performed as of January 31, 2026 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period from June 1, 2025 (the immediate date after the last examination), through January 31, 2026 for BNY Mellon Core Plus ETF,
BNY Mellon Active Core Bond ETF,
BNY Mellon Municipal Short Duration ETF,
BNY Mellon Municipal Intermediate ETF and
BNY Mellon Municipal Opportunities ETF and for BNY Mellon Enhanced Dividend and Income ETF from September 1, 2025 (the immediate date after the last examination), through January 31, 2026:
-Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);
-Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;
-Reconciliation of all such securities
to the books and records of the Company and The Bank of New York (the Custodian); and
-Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon ETF Trust II complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of January 31, 2026, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon ETF Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
April 29, 2026


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

April 29, 2026

We, as members of management of
BNY Mellon ETF Trust II
(constituting BNY Mellon Core Plus ETF,
BNY Mellon Active Core Bond ETF,
BNY Mellon Municipal Short Duration ETF,
BNY Mellon Municipal Intermediate ETF,
BNY Mellon Municipal Opportunities ETF and
BNY Mellon Enhanced Dividend and Income ETF)
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2026 and from June 1, 2025 through January 31, 2026 for BNY Mellon Core
Plus ETF, BNY Mellon Active Core Bond ETF,
BNY Mellon Municipal Short Duration ETF,
BNY Mellon Municipal Intermediate ETF and
BNY Mellon Municipal Opportunities ETF and for BNY Mellon Enhanced Dividend and Income ETF from September 1, 2025 through January 31, 2026.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of January 31, 2026 and from June 1, 2025 through January 31, 2026 for BNY Mellon Core Plus ETF,
BNY Mellon Active Core Bond ETF,
BNY Mellon Municipal Short Duration ETF,
BNY Mellon Municipal Intermediate ETF and
BNY Mellon Municipal Opportunities ETF and for
BNY Mellon Enhanced Dividend and Income ETF from September 1, 2025 through January 31, 2026, with respect to securities reflected in the investment account of the Company.

BNY Mellon ETF Trust II



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon ETF Investment Adviser, LLC